

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2024

Yucheng Hu
Chief Executive Officer
Mega Matrix Inc.
103 Tampines Street 86 #03-06
The Alps Residences
Singapore 528576

> **Re: Mega Matrix Inc.**
> **Amendment No. 6 to Registration Statement on Form F-4**
> **Filed July 31, 2024**
> **File No. 333-271349**

Dear Yucheng Hu:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 29, 2024 letter.

Amendment No. 6 to Registration Statement on Form F-4
Risk Factors
Risk Related to Digital Assets
If we hold stable coins, that may expose us..., page 23

1.   We note your response to prior comment 1, and your disclosures throughout that "[f]rom March 2024 through June 2024, [you] *started the process* of exchanging all of USDC and USDT to U.S. dollars through Matrixport (*emphasis added*)." We also note your disclosure on page 34 that "in May 2024, management decided not to hold Ethereum (ETH) and has since sold all of its ETH." Please revise your disclosure to confirm, if true, that you have completed the process of exchanging all USDC, USDT and ETH to U.S. dollars, and the timing of each such completion. In addition, please revise to disclose the gross proceeds received for the conversion of each of USDC, USDT and ETH to U.S. dollars.

 Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: John P. Yung